UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Guess?, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

401617 10 5

(CUSIP Number)

Paul Marciano

Guess?, Inc

1444 South Alameda Street

Los Angeles, CA 90021

(213) 765-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No. 401617 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul Marciano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 12,334,128

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 12,675,922

	8.	Shared Dispositive Power 4,079,942*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,755,864*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.7%*

12.	Type of Reporting Person (See Instructions) IN

* Includes shares which are also deemed to be beneficially owned by Maurice Marciano and includable in reports on Schedule 13D filed by Maurice Marciano.  If the potential double counting were eliminated, Paul Marciano would be deemed to beneficially own 15.6% of the shares that would be outstanding.

This Amendment No. 4 to Schedule 13G amends or amends and restates, where indicated, the statements on Schedule 13G relating to the Common Stock of the Issuer filed by Mr. Marciano with the Securities and Exchange Commission on June 10, 2003, as amended by the filing of Amendment No. 1 on February 17, 2004, Amendment No. 2 on May 15, 2006 and Amendment No. 3 on February 15, 2007. Capitalized terms used in this Amendment No. 4 but not otherwise defined herein have the meanings given to them in the initial Schedule 13G.

This Amendment No. 4 is being made to update Mr. Marciano’s beneficial ownership. Except as otherwise set forth herein, this Amendment No. 4 does not modify any of the information previously reported by Mr. Marciano in the Schedule 13G as amended to date.

Item 4.    Ownership.

(a) As of January 31, 2008, Mr. Marciano may be deemed to beneficially own 16,755,864 shares of Common Stock, which represents 17.7% of the 94,463,770 shares of the Common Stock that would be outstanding if he were to exercise all options exercisable within 60 days. Of these shares, the following shares are also includable in Section 13 reports by his brother, Maurice Marciano: 4,079,942 shares as a result of shared investment power over such shares and 149,996 shares as a result of Maurice Marciano’s voting power over such shares. If the 2,039,970 shares in which Mr. Paul Marciano holds no pecuniary interest are subtracted to eliminate double counting, Mr. Paul Marciano would be deemed to beneficially own 15.6% of such outstanding shares. As of December 6, 2007, there were 94,275,070 shares of Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended November 3, 2007.

(b) The 16,755,864 shares that may be deemed to be beneficially owned by Mr. Marciano pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, are held as follows:

Manner of Holding	Number of Shares	Voting Power	Investment Power

Direct	43,400	Sole	Sole

As sole trustee of Paul Marciano Trust	9,592,122	Sole	Sole

As member of Marciano Financial Holdings II, LLC	4,079,942*	Sole as to 1,631,977 shares (none as to remaining shares)	Shared

As member of NRG Capital Holdings, LLC	2,431,700	Sole as to 607,925 shares (none as to remaining shares)	Sole

As member of JS Capital Holdings, LLC	220,000	Sole as to 70,004 shares (none as to remaining shares)	Sole

As president of Paul Marciano Family Foundation	200,000	Sole	Sole

Options exercisable within 60 days	188,700	Sole	Sole

* Mr. Marciano has a pecuniary interest in only 2,039,972 of these shares. Because investment power over all shares held by this entity is shared with his brother, Maurice Marciano, all of these shares also may be deemed to be beneficially owned by Maurice Marciano.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 31, 2008	PAUL MARCIANO

/s/ Paul Marciano